Mail Stop 3561

September 27, 2006

Richard L. Chang, Chairman
Shine Media Acquisition Corp.
Rockefeller Center
1230 Avenue of the Americas, 7th Floor
New York, New York 10020

> **Re: Shine Media Acquisition Corp.**
> **Amendment No. 5 to Registration Statement on**
> **Form S-1**
> **Filed September 5, 2006**
> **File No. 333-127093**

Dear Mr. Chang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   A number of your officers and directors appear to be affiliated with investment funds and/or venture funds. Please discuss in an appropriate place in the registration statement whether the company may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from any of

these funds or their affiliates; and if so describe the criteria, if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm's-length basis, including but not limited to whether the company will seek to obtain an independent fairness opinion from an unaffiliated investment bank with respect to such a transaction. Please discuss in detail any consideration that the company or its officers and directors have given to enter into a business combination with companies affiliated with the company's existing stockholders or officers and directors. We may have further comment.

2.   The staff notes that each of the officers/directors of the company discloses a significant level of experience in the media and advertising and closely related industries. In each case, a substantial part of such experience is derived from such individual's existing and ongoing involvement in investment funds and/or venture funds and/or companies in the media and advertising industry. In light of the ongoing nature of the involvement of the officers/directors with firms such as Georgian Pine Investments and the company's stated intent to focus on acquisition candidates in the media and advertising industry, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

3.   Please clarify whether management is, or will be, compensated – directly or indirectly, including performance-based bonuses, by Georgian Pine Investments or other related companies for services rendered to the company.

Proposed Business, page 38

Contractual Arrangements, page 44

4.   We note the additional disclosure on pages 45-50, regarding the circular promulgated by the Ministry of Information Industry of China, that "[t]his circular

expressly prohibits telecom license holders from assisting foreign investors to by-pass foreign investment restrictions in the telecom industry through cooperation with foreign investors by licensing domain names, trademarks, and other intellectual property." Please explain in more detail how this prohibition affects the company's business plan. Also, please discuss whether the promulgation of the circular changes the opinion given by Zgong Lun Law Firm that the "basic ownership structure described above, standing alone, is in compliance with existing Chinese laws and regulations .…" In addition, please briefly explain this prohibition in the "Prospectus Summary."

Plan of dissolution and liquidation if no business combination, page 50

5.   We note your disclosure on page 52, if the company complies with Section 281(b) of the Delaware General Corporation Law, the company will be required to adopt a plan of distribution that "will provide for our payment … of (i) all existing claims (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years." Additionally, we note the statement on page 52 that, "As a result, we believe that it is not likely any claim would result in liability extending to the trust account." Please reconcile this statement with the disclosure on pages 13-14 that: (i) "Although we will seek to have all vendors … execute agreements with us waiving any right … of any kind in or to any monies held in the trust account … there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account;" (ii) "there is no guarantee that such entities will agree to waive any claims that they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason;" and (iii) "we cannot assure you they will be able to satisfy such obligations." It appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of the officers to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please revise the disclosure to reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation.

Description of Securities, page 68

SEC Position on Rule 144 Sales, page 71

6.   Please include disclosure that discusses how the securities sold prior to the effectiveness of the registration statement would be subject to the Ken Worm letter, including those units that will be purchased in the private placement that will occur immediately prior to this offering.

Principal Stockholders, page 61

7.   Please clarify the disclosure in footnote four that, "Consists of 300,000 shares owned by AFG Trust Assets Limited, a subsidiary of AFG Trust, of which Mr. Ooi is Regional Chief Executive Officer, is the beneficial owner of these shares, which Mr. Ooi holds as trustee." In addition, you state that "AFG Trust is controlled by Yoshie Itakura, who has voting and investment control of our securities." Please clarify and expand upon this statement.

Prior Share Issuances and Subsequent Transfer, page 66

8.   We note your disclosure on pages 66, II-3 and II-4 regarding the transfer of 435,000 shares of common stock by your founders to the officers and directors appointed in April 2006. When shares are transferred by a principal stockholder to settle an obligation of the registrant, or in exchange for services received by the registrant, the economic substance of the transaction is a capital contribution by the shareholder for the payment of the registrant's expenses. In such cases, Staff Accounting Bulletin Topic 5.T requires an expense to be recorded equal to the fair value of the shares transferred. Please tell us how you evaluated the guidance in Staff Accounting Bulletin Topic 5.T with respect to the transfer of these shares.

Note 4 – Commitments and Contingencies, page F-10

9.   Please revise the discussion of volatility on page 36 to clarify the expected volatility of 28.0% is the simple average of the volatilities of the five representative companies.

Item 15. Recent Sales of Unregistered Securities

10.   Please disclose the number of interest holders in AFG Trust Assets Ltd. Also describe whether AFG Trust Assets Ltd. was organized for the purpose of acquiring the company's securities and whether the investors in AFG Trust Assets Ltd. are accredited as described under Rule 501 of Regulation D. If AFG Trust Assets Ltd. is wholly owned by AFG Trust, please disclose the number of interest

holders in AFG Trust and describe whether any of the interest holders are insiders of Shine Media Acquisition. If AFG Trust Assets Ltd. is owned by other companies or entities other than AFG Trust, please explain and describe the other entities and the interest holders in such entities. We further note your disclosure that the transfer to AFG Trust Assets Ltd. was made in reliance upon Section 4(1) and 4(2). Please note that in most cases, the resale of securities of blank check companies is restricted and such securities can only be resold through registration under the Securities Act. In addition, Rule 144 would not be available to promoters or affiliates of blank check companies or to their transferees either before or after a business combination with an operating company. See the Divisions interpretive letter to Ken Worm dated January 21, 2000. Please advise us how this transfer was consistent with the Ken Worm letter.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
       Fax (212) 407-4990